Jodie Bourdet +1 (415) 693-2054 jbourdet@cooley.com	Via EDGAR

April 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius
Irene Paik Christie Wong
Vanessa Robertson

Re:	Vera Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted March 19, 2021
CIK No. 0001831828

Ladies and Gentlemen:

On behalf of Vera Therapeutics, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2021 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on March 19, 2021. Concurrently with the submission of this response letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Draft Registration Statement on Form S-1

Our Product Candidate: Atacicept, page 1

1.

We note your disclosures here and throughout the prospectus that atacicept has demonstrated an “acceptable” safety and tolerability profile and has demonstrated “efficacy” in certain indications. To the extent atacicept has not been approved for such indications, please revise your disclosures to remove any statements that imply that atacicept is safe or effective, as safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to remove any statements that imply that atacicept is safe or effective.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U. S. Securities and Exchange Commission

April 23, 2021

Page Two

2.	Where you discuss the exclusive license to atacicept from Ares Trading S.A., please disclose the date that you entered into the license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 accordingly.

Prospectus Summary

Overview, page 1

3.

Please clarify that you did not conduct the Phase 2a clinical trial of atacicept in patients with IgAN and are instead relying on Merck KGaA’s results. Additionally, please disclose in this same paragraph that there were 16 patients in the Phase 2a trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 accordingly.

Atacicept in LN, page 4

4.

We note your disclosure that you observed positive clinical data on multiple measures in a prior Phase 2 clinical trial of atacicept in SLE within the High Disease Activity patient segment. With reference to your disclosure on pages 109-110, please balance the presentation by explaining that atacicept missed its primary endpoint in this Phase 2 clinical trial and briefly discussing the results of prior clinical development of atacicept in LN by Merck KGaA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 93 and 108 accordingly.

Use of Proceeds, page 75

5.	Please specify how far in the clinical development of atacicept in IgAN and LN you expect to reach with the proceeds of this offering.

Response: The Company advises the Staff it will specify how far in the clinical development of atacicept in IgAN and LN it expects to reach with the net proceeds of the offering once it has an estimate of the anticipated proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Significant Judgments and Use of Estimates

Fair Value of Common Stock, page 90

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U. S. Securities and Exchange Commission

April 23, 2021

Page Three

Response: The Company acknowledges the Staff’s comment and undertakes, once an estimated offering price is available, to provide the Staff with a supplemental letter containing the fair value of the common stock underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price.

Business

Our Business Principles and Strategy, page 94

7.

We note your disclosure that if the Phase 2b clinical trial data are positive, you intend to initiate a pivotal Phase 3 clinical trial in 2023 “with the aim of accelerated approval in the United States.” With reference to your disclosure on pages 27-28 and 120-121, please revise your disclosure to clarify what the accelerated approval pathway entails.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 28, 94, 95, 107, and 123 accordingly.

Phase 2a JANUS Trial of Atacicept in Patients with IgAN, page 102

8.

We note your disclosure that the JANUS trial was terminated earlier than planned due to Ares’ decision to deprioritize the program. Please expand your disclosure to specify how the early termination impacts the results from and reliability of the study, if applicable.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 102 accordingly.

Atacicept Safety and Tolerability Profile in the JANUS Trial, page 105

9.

We note that one patient who received atacicept 25 mg experienced a severe treatment-emergent adverse event (“TEAE”) and one patient who received atacicept 25 mg experienced a TEAE that led to discontinued treatment. Please clarify whether the patient who discontinued treatment experienced the severe TEAE. Please also identify the severe TEAE.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 105-106 accordingly.

Atacicept Safety and Tolerability Profile: Integrated Analysis, page 105

10.

We note that you provide a table summarizing the treatment-emergent adverse events observed in over 1,500 patients. Please disclose whether any of the treatment-emergent adverse events observed constituted a serious adverse event, and if so, please clearly disclose the event and the number of affected patients.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U. S. Securities and Exchange Commission

April 23, 2021

Page Four

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 106 accordingly.

Safety and Efficacy Profile of Atacicept In SLE, page 110

11.	Please expand your disclosure regarding Merck KGaA’s communications with the FDA and EMA to clarify how the FDA and EMA “reviewed and endorsed” the Phase 3 registrational program.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 111 accordingly.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U. S. Securities and Exchange Commission

April 23, 2021

Page Five

Please contact me at (415) 693-2054 or Carlton Fleming at (650) 843-5865 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jodie Bourdet
Jodie Bourdet
Cooley LLP

cc:	Marshall Fordyce, M.D., Vera Therapeutics, Inc.
Jonathan Wolter, Vera Therapeutics, Inc.
Carlton Fleming, Cooley LLP
Jesse Nevarez, Goodwin Procter LLP
Heidi Mayon, Goodwin Procter LLP

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com